Mail Stop 4561

February 5, 2009

James F. Voelker
Chief Executive Officer
InfoSpace, Inc.
601 108th Avenue N.E., Suite 1200
Bellevue, WA 98004

> **Re: InfoSpace, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 25, 2008**
> **File No. 000-25131**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2008**
> **Filed November 10, 2008**
> **File No. 000-25131**

Dear Mr. Voelker:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Kathleen Collins
Accounting Branch Chief